Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2016

BEIJING, April 6, 2017 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Highlights For Fourth Quarter 2016

•	Quarterly Net Revenues of $94.7 million, a 25.7% decrease year-over-year from $127.5 million in the same period in 2015. Excluding Nationsky from the comparable period, net revenues increased 3.8% year-over-year from the same period in 2015.

•	Mobile Value Added Services (MVAS) Revenues of $53.6 million, a 4.4% increase year-over-year from $51.4 million in the same period in 2015.

•	GAAP Net Loss attributable to NQ Mobile for the fourth quarter of 2016 was $124.5 million or $1.25 per fully diluted ADS.

•	Non-GAAP Net Loss attributable to NQ Mobile for the fourth quarter of 2016 was $3.4 million or $0.03 per fully diluted ADS.

Highlights For The Fiscal-Year 2016

•	Annual Net Revenues of $343.1 million, a 15.6% decrease year-over-year from $406.7 million in 2015. Excluding Nationsky from the comparable period, net revenues increased 19.7% year-over-year from the same period in 2015.

•	Annual Mobile Value Added Services (MVAS) Revenues of $199.8 million, a 43.1% increase year-over-year from $139.6 million in the same period in 2015.

•	GAAP Net Loss attributable to NQ Mobile for the fiscal year 2016 was $140.8 million or $1.43 per fully diluted ADS.

•	Non-GAAP Net Income attributable to NQ Mobile for the fiscal year 2016 was $8.5 million or $0.09 per fully diluted ADS.

Operating Metrics as of December 31, 2016

Average Monthly Active User Accounts as of December 31, 2016: 146.0 million

“Our strategy at the onset of 2016 was to divest and monetize the FL Mobile business, while reducing our overall cost structure and preparing our organization for the future,” said Mr. Zemin Xu, Chief Executive Officer of NQ Mobile. “As we report our financials for 2016, we are now in position to finalize our divestment plans and look forward to the next chapter in NQ Mobile’s future.”

“This year is headlined by very strong performance in our major business,” said Mr. Roland Wu Chief Financial Officer of NQ Mobile. “After the completion of the divestments of FL Mobile and Showself’s live stream business, we expect to have a strong financial position to focus on the future.”

Fourth Quarter 2016 Results

Revenues

Net revenues in the fourth quarter of 2016 decreased 25.7% year-over-year to $94.7 million from $127.5 million in the same period in 2015. Excluding Nationsky from the comparable period, net revenues increased 3.8% year-over-year from the same period in 2015.

Mobile value added service revenues increased 4.4% year-over-year to $53.6 million from $51.4 million in the same period in 2015. The increase in mobile value added service revenue was primarily attributable to the growth in live mobile social video platform revenue growth. The significant increase in live mobile social video platform revenues was primarily driven by the rapid growth of Showself’s several applications. The overall Showself business in our live video platforms was up 79.3% compared with the same period in 2015. This strength was mostly offset by year-over-year declines in the mobile security business. The decrease in consumer mobile security revenues was mainly due to the fact that the Company has been moving its focus away from premium mobile security services and moving that business to an advertising-based business model. The mobile game business slightly declined year-over-year mainly due to the timing of new game launches in the period.

Advertising revenues increased 24.1% year-over-year to $27.3 million from $22.0 million in the same period in 2015. The increase was mainly due to continued expansion of advertising networks and the consolidation of Launcher, a business we obtained control of and consolidated at the end of the Q1 2016. Excluding Launcher, since this was consolidated beginning in 2016, advertising revenues increased 19.5% year-over-year compared to the same period in 2015.

Enterprise mobility revenues decreased 73.9% year-over-year to $13.6 million from $52.1 million in the same period in 2015. This decrease is mainly due to the divestment of NationSky which no longer contributed results beginning in the first quarter of 2016. Excluding NationSky from the comparable period, enterprise mobility revenues decreased 14.5% year-over-year from the same period in 2015 mainly due to the Company focusing less on hardware procurement overall.

Other revenues decreased 91.6% year-over-year to $0.2 million from $2.0 million in the same period in 2015. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the fourth quarter of 2016 decreased 24.2% year-over-year to $79.5 million from $104.9 million in the same period in 2015. Excluding NationSky from the comparable period, cost of revenues increased 7.3% year-over-year from the same period in 2015. The year-over-year increase was primarily due to higher revenue sharing costs and user acquisition costs associated with our live mobile social video platform businesses and mobile gaming business.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2016 decreased 32.7% to $15.2 million from $22.6 million in the same period in 2015. Excluding NationSky in the comparable period, gross profit decreased 11.3% year-over-year from the same period in 2015. Gross margin, or gross profit as a percentage of net revenues, was 16.0% in the fourth quarter of 2016, compared with 17.7% in the same period in 2015 and 18.8% excluding NationSky in the comparable period.

Operating Expenses

Selling and marketing expenses in the fourth quarter of 2016 decreased 36.5% year-over-year to $3.9 million from $6.2 million in the same period in 2015. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 36.7% year-over-year to $4.0 million from $6.3 million in the same period in 2015. The year-over-year decrease is primarily due to the impact of the NationSky divestment. Excluding NationSky from the comparable period, selling and marketing expenses decreased 20.4% year-over-year from the same period in 2015, and non-GAAP selling and marketing expenses decreased 20.9% year-over-year from the same period in 2015 primarily driven by reduced staff costs as well as lower marketing and advertising spend.

General and administrative expenses in the fourth quarter of 2016 decreased 49.4% year-over-year to $13.8 million from $27.2 million in the same period in 2015. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 41.9% year-over-year to $12.9 million from $22.1 million in the same period in 2015. Excluding NationSky from the comparable period, general and administrative expenses decreased 49.1% year-over-year from the same period in 2015 mainly due to a reduction in performance-related compensation expenses and non-GAAP general and administrative expenses decreased 41.5% from the same period in 2015 mainly due to similar reasons.

Research and development expenses in the fourth quarter of 2016 decreased 13.0% year-over-year to $6.8 million from $7.8 million in the same period in 2015. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 10.0% to $6.8 million from $7.6 million in the same period in 2015. Excluding NationSky from the comparable period, research and development expenses increased 34.7% year-over-year from the same period in 2015, and non-GAAP research and development expenses increased 43.3% year-over-year from the same period in 2015, mainly due to the Linkmotion business and some pilot projects, as well as the consolidation of Launcher.

Impairment of goodwill and intangible assets in the fourth quarter of 2016 was $98.9 million as the result of a one-time, non-cash impairment of goodwill and intangible assets. The Company has three reporting units including Mobile Games and Advertising, Enterprise Mobility, and Security and Others. There was impairment of $8.1 million from the Enterprise Mobility reporting unit. The Security and Others reporting unit consists of mobile security, live mobile social video platforms, and internet traffic related businesses. There was impairment of $90.8 million from the Security and Others reporting unit from the internet traffic related businesses within this reporting unit.

Total operating expenses in the fourth quarter of 2016 increased 199.3% year-over-year to $123.4 million from $41.2 million in the same period in 2015 driven mostly from the one-time, non-cash impairment of goodwill and intangible assets recorded in the fourth quarter of $98.9 million. Excluding the impairment of goodwill and intangible assets in the fourth quarter, total operating expenses decreased 40.6% year-over-year to $24.5 million from $41.2 million in the same period in 2015. Excluding NationSky and the impairment of goodwill and intangible assets in the fourth quarter from the comparable period, total operating expenses decreased 33.9% year-over-year from the same period in 2015.

Non-GAAP operating expenses, which exclude share-based compensation, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets in the fourth quarter of 2016 decreased 34.3% year-over-year to $23.6 million from $36.0 million in the same period in 2015. Excluding NationSky from the comparable period, total non-GAAP operating expenses decreased 25.5% year-over-year in the same period in 2015.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $0.1 million in the fourth quarter of 2016, compared to $4.4 million in the corresponding period in 2015.

Loss/Income from Operations and Operating Margin

Loss from operations in the fourth quarter of 2016 was $108.2 million, compared with $18.7 million in the same period in 2015, which was greatly impacted by the one-time, non-cash impairment of goodwill and intangible assets of $98.9 million in the fourth quarter. Excluding the impact of the impairment of goodwill and intangible assets in the fourth quarter of 2016, loss from operations was $9.3 million, compared with $18.7 million in the same period in 2015.

Non-GAAP loss from operations, which excludes share-based compensation, amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $5.9 million compared to $10.8 million in the same period in 2015. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues was -6.2%, compared with -8.5% in the same period in 2015.

Foreign Exchange loss, Interest Expenses and Other Income

Foreign exchange loss was $0.2 million in the fourth quarter of 2016, compared with a loss of $0.6 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $6.1 million in the fourth quarter of 2016, compared with $1.5 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Realized Loss on Disposal of a Subsidiary

In the fourth quarter of 2016, we recorded a loss from the disposal of a subsidiary of $3.0 million, which was primarily driven by one-time non-cash losses related to the disposal of a subsidiary.

Impairment Loss

In the fourth quarter of 2016, we recognized impairment losses of $12.2 million, primarily driven by one-time non-cash write-downs of long-term investments.

Income Tax

Income tax benefit was $1.6 million in the fourth quarter of 2016, compared with income tax expense of $6.1 million in the same period in 2015.

Net Income/Loss

Net Loss attributable to NQ Mobile was $124.5 million in the fourth quarter of 2016, compared with net income of $19.9 million in the same period in 2015. Non-GAAP net loss attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investment, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment, was $3.4 million in the fourth quarter of 2016, compared with non-GAAP net income attributable to NQ Mobile of $42.5 million in the same period in 2015.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $318.2 million as of December 31, 2016.

Cash Flow

Net cash flow used in operations for the fourth quarter of 2016 was $4.0 million.

Fiscal Year 2016 Results

Revenues

Net revenues for the fiscal year 2016 decreased 15.6% year-over-year to $343.1 million from $406.7 million in 2015. Excluding Nationsky from the comparable period, net revenues increased 19.7% year-over-year from the same period in 2015.

Mobile value added service revenues for the fiscal year 2016 increased 43.1% year-over-year to $199.8 million from $139.6 million in 2015. The increase in mobile value added service revenues was primarily attributable to the growth in live mobile social video platform revenue growth and mobile gaming revenue growth which represented 108.8% and 16.7% of the total year-over-year growth respectively. The strong growth in live mobile social video revenues and mobile gaming revenues was partially offset by a year-over-year decrease in consumer mobile security revenues, which offset 25.4% of the total year-over-year growth. The significant increase in live mobile social video platform revenues was primarily driven by the rapid growth of Showself’s several applications. The overall Showself business in our live video platforms was up 145.0% compared to the same period in 2015. The increase in mobile gaming revenues was primarily the result of the growth of FL Mobile’s new games as well as the consolidation of Hetu, a subsidiary. Mobile gaming revenues grew 13.6% compared with the same period in 2015.

Advertising revenues for the fiscal year 2016 increased 44.0% year-over-year to $103.3 million from $71.7 million in 2015. The increase was mainly due to the continued expansion of advertising networks and the consolidation of Launcher, a business we obtained control of and consolidated at the end of Q1 2016. Excluding Launcher, since this was consolidated beginning in 2016, advertising revenues increased 35.0% year-over-year compared to the same period in 2015.

Enterprise mobility revenues for the fiscal year 2016 decreased 79.4% year-over-year to $39.2 million from $190.0 million in 2015. The decrease was mainly due to the divestment of NationSky which no longer contributed to the results beginning in the first quarter of 2016. Excluding NationSky from the comparable period, enterprise mobility revenues decreased 44.0% year-over-year from the same period in 2015 as the Company focuses less on hardware procurement overall.

Other revenues for the fiscal year 2016 decreased 86.1% year-over-year to $0.7 million from $5.4 million in 2015. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues for the fiscal year 2016 decreased 18.3% year-over-year to $261.1 million from $319.4 million in the same period in 2015. Excluding NationSky from the comparable period, cost of revenues increased 20.1% year-over-year from the same period in 2015. The year-over-year increase was primarily due to higher revenue sharing and user acquisition costs corresponding to higher revenue growth in the live social video platform businesses as well as mobile gaming.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2016 decreased 6.1% to $82.0 million from $87.3 million in 2015. Excluding NationSky from the comparable period, gross profit increased 18.5% year-over-year from the same period in 2015. Gross margin, or gross profit as a percentage of net revenues, was 23.9% for the fiscal year 2016, compared with 21.5% in 2015 and 24.1% excluding NationSky in the comparable period.

Operating Expenses

Selling and marketing expenses for the fiscal year 2016 decreased 25.3% year-over-year to $20.0 million from $26.8 million in 2015. Non-GAAP selling and marketing expenses for the fiscal year 2016, which exclude share-based compensation, decreased 25.0% year-over-year to $19.6 million from $26.1 million in 2015. The year-over-year decrease was primarily due to the impact of the NationSky Divestment. Excluding NationSky from the comparable period, selling and marketing expenses decreased 7.7% year-over-year from the same period in 2015, and non-GAAP selling and marketing expenses decreased 6.7% year-over-year from the same period in 2015.

General and administrative expenses for the fiscal year 2016 decreased 19.7% year-over-year to $52.6 million from $65.5 million in 2015. Non-GAAP general and administrative expenses for the fiscal year 2015, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions, decreased 18.1% year-over-year to $37.9 million from $46.3 million in 2015. Excluding NationSky from the comparable period, general and administrative expenses decreased 17.5% year-over-year from the same period in 2015, and non-GAAP general and administrative expenses decreased 14.8% year-over-year from the same period in 2015 mainly due to a reduction in compensation costs as well as a reduction in the allowance for bad debt expense compared to the comparable period.

Research and development expenses for the fiscal year 2016 decreased 23.0% year-over-year to $22.4 million from $29.0 million in 2015. Non-GAAP research and development expenses for the fiscal year 2016, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions, decreased 25.4% to $21.6 million from $29.0 million in 2015. This year-over-year decrease is mainly due to the divestment of NationSky. Excluding NationSky from the comparable period, research and development expenses increased 16.9% year-over-year from the same period in 2015, and non-GAAP research and development expenses increased 14.5% year-over-year from the same period in 2015, mainly due to the Linkmotion business and some pilot projects, as well as the consolidation of Launcher..

Impairment of goodwill and intangible assets for the fiscal year 2016 was $98.9 million as the result of a one-time, non-cash impairment of goodwill and intangible assets mostly from traffic related consumer businesses. The Company has three reporting units including Mobile Games and Advertising, Enterprise Mobility, and Security and Others. There was impairment of $8.1 million from the Enterprise Mobility reporting unit. The Security and Others reporting unit consists of mobile security, live mobile social video platforms, and internet traffic related businesses. There was impairment of $90.8 million from the Security and Others reporting unit from the internet traffic related businesses within this reporting unit.

Total operating expenses for the fiscal year 2016 increased 59.9% year-over-year to $193.8 million from $121.2 million in 2015 driven mostly from the one-time, non-cash impairment of goodwill and intangible assets recorded during the year of $98.9 million. Excluding the impairment of goodwill and intangible assets, total operating expenses decreased 21.7% year-over-year to $94.9 million from $121.2 million in the same period in 2015. Excluding NationSky and impairment of goodwill and intangible assets from the comparable period, total operating expenses for the fiscal year 2016 decreased 9.1% year-over-year from the comparable period.

Non-GAAP operating expenses, which exclude share-based compensation expenses, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets decreased 21.9% year-over year to $79.1 million from $101.3 million in 2015. Excluding NationSky from the comparable period, non-GAAP operating expenses decreased 6.2% year-over-year from the comparable period.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, decreased 23.9% year-over-year to $12.6 million from $16.6 million in 2015. The decrease in share-based compensation expenses was mainly due to less performance-based share options and equity granted in relation to acquisitions and performance in comparable periods.

Loss/Income from Operations and Operating Margin

Loss from operations for the fiscal year 2016 was $111.8 million, compared with $33.9 million in fiscal year 2015, which was greatly impacted by the one-time, non-cash impairment of goodwill and intangible assets of $98.9 million for the fiscal year 2016. Excluding the impact of the impairment of goodwill and intangible assets for the fiscal year 2016, loss from operations was $12.9 million, compared with $33.9 million in the same period in 2015.

Non-GAAP income from operations for the fiscal year 2016, which excludes share-based compensation, intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $13.4 million compared to a Non-GAAP loss from operations of $6.0 million in 2015. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues for the fiscal year 2016 was 3.9% compared to -1.5% in 2015.

Foreign Exchange Loss, Interest Expenses/Income

Foreign exchange loss was $0.01 million for the fiscal year 2016, compared with $1.7 million in 2015. The loss in foreign exchange was primarily attributable to the fluctuation in foreign exchange rates. Interest expenses were $11.0 million for the fiscal year 2016, compared with $4.7 million in 2015. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Realized Loss on Disposal of a Subsidiary

For the fiscal year 2016, we recorded a loss from the disposal of a subsidiary of $3.0 million, which was primarily driven by one-time non-cash losses related to the disposal of a subsidiary.

Impairment Loss

In the fiscal year 2016, we recognized impairment losses of $12.2 million, primarily driven by one-time non-cash write-downs of long-term investments.

Income Tax

Income tax benefit was $0.4 million for the fiscal year 2016, compared with income tax expense of $9.2 million in 2015.

Net Loss/Income

Net Loss attributable to NQ Mobile was $140.8 million for the fiscal year 2016, compared with $1.3 million in 2015.

Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts, amortization of intangible assets arising from acquisition, impairment losses from goodwill, intangible assets and investments and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment was $8.5 million for the fiscal year 2016, compared with $49.3 million in 2015.

Cash Flow

Net cash used in operating activities for the fiscal year 2016 was $40.6 million.

Other Significant Events

Updates to the completion of FL Mobile Divestment and the Sale of Showself’s Live Social Video Business

As announced on May 6, 2016 and August 9, 2016, Beijing Jinxin Hengrui Investment Center (Limited Partnership), Nantong Jinxin Haoyue Investment Center (Limited Partnership), Nantong Jinxin Huatong Equity Investment Center (Limited Partnership) and Tibet Zhuohua Capital Management Co., Ltd. (collectively, the “Jinxin Buyers”) purchased a total of 20.66% equity interests in FL Mobile from the Company at a purchase price valuing FL Mobile at RMB5 billion. The Company and the Jinxin Buyers have reached an agreement to adjust the valuation of FL Mobile to RMB4 billion, and as a result the aggregate cash consideration from Jinxin Buyers is changed from RMB1,033 million to RMB826.4 million.

In a press release issued on March 30, 2017, the Company announced that it had entered into definitive agreements (the “Agreements”) with Tongfang Investment Fund Series SPC (the “Investor”), an affiliate of Tsinghua Tongfang. Pursuant to the terms of the Agreements, the Investor will acquire (i) 63% equity interests in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”), being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB2,520 million, valuing the entire FL Mobile business at RMB4 billion and (ii) 65% equity interests in Beijing Showself Technology Co., Ltd (“Beijing Showself”), a live social video business, being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB800 million, valuing the entire Beijing Showself live social video business at RMB1,230 million (together, the “Transactions”).

The Investor has paid RMB150 million in cash as the non-refundable earnest money which will be counted towards the payment of the purchase price. The Investor will pay the remaining amount of the total consideration on or before May 31, 2017 after the Company delivers all of its equity interests in FL Mobile and Beijing Showself.

In addition to purchasing FL Mobile and Beijing Showself, within three months after the date of the full payment of the purchase price for the 63% equity interests in FL Mobile, the Investor has an option to subscribe for US$100 million value of class A common shares of the Company at the price of US$1.05 per share, or US$5.25 per ADS. The Company also announced that, the proposed investment of US$101 million from management as announced in a press release on March 29, 2016 is now expected to take place within 3 months following the consummation of the sale of FL Mobile under the Transactions.

Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, has equity interest in FL Mobile and will continue to participate with the Investor in the future. The Transactions and the execution of the Agreements have been approved by the board of directors of the Company and its audit committee. The consummation of the Transactions are subject to customary closing conditions.

Quantifying the Impact from the Divestment of FL Mobile and Showself

Given the execution of the definitive agreements as announced in the press release issued on March 30, 2017 and the expectation that the complete divestment of FL Mobile and the sale of Showself’s live social video business will be fully consummated during the second quarter of 2017, we are providing the following information about FL Mobile and Showself’s live social video business to help quantify the potential impact on the future operating results. Total net revenues and net income for the FL Mobile group for the fiscal year 2016 was $175.5 million and $44.9 million respectively. Total net revenues and net income for Showself’s live social video business for the fiscal year 2016 was $110.7 million and $14.1 million respectively.

NQ Mobile Announces Appointment of New Director in a Press Release on January 20, 2017

In a press release issued on January 20, 2017, the Company announced the appointment of Mr. Jian Qi as an independent director on the board of directors and a member of the audit committee of the Board, effective as of January 19, 2017. Mr. William Tiewei Li stepped down as a member of the audit committee to the Board while continuing to serve as an independent director of the Board as well as a member of the compensation committee and corporate governance and nominating committee of the Board effective as of January 19, 2017.

Mr. Jian Qi served as a director of LeadSec Technology (Beijing) Co., Ltd. since 2006 and as the vice chairman and director of Beijing Venustech Inc. since 2012. Prior to that, Mr. Qi was the vice president of system integration division of AsiaInfo Technologies (China), Inc. from 1995 to 2004, and participated in the development of the backbone internet networks for major internet operators in China and the development of CDMA network and video conference systems for China Unicom. Mr. Qi received a bachelor’s degree from PLA University of Science and Technology in 1979.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00 PM U.S. Eastern Time on Thursday, April 6, 2017, (8:00 AM Beijing/Hong Kong Time on Friday, April 7, 2017).

The dial-in details for the conference call are:

U.S. Toll Free: 1-866-519-4004

International: +1-845-675-0437

United Kingdom: +44 203-621-4779

China Mainland: 4006208038 or 8008190121

Conference ID: 98762849

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on April6 through April 13, 2017. The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696

International: +1-646-254-3697

Conference ID: 98762849

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions, and impairment losses. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions, and impairment losses are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone:

+1 469 310 5281

+86 10 6452 2017

Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2016	December 31, 2015
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	91,397	118,572
Term deposits	226,755	134,055
Restricted cash	—	1,640
Notes receivable	—	46
Accounts receivable, net of allowance of US$17,555 and US$11,487 as of Dec 31, 2016 and December 31, 2015, respectively	127,248	87,471
Inventory	1,922	1,831
Deferred tax assets, current portion	396	946
Prepaid expenses and other current assets, net of allowance of US$7,144 and US$5,612 as of Dec 31, 2016 and December 31, 2015, respectively	47,980	41,739

Total current assets	495,698	386,300

Non-current assets:
Equity investments, net	79,760	41,134
Property and equipment, net	3,729	5,308
Intangible assets, net	16,468	29,518
Goodwill	226,056	319,280
Deferred tax assets, non-current portion	1,488	968
Investment prepayment	4,081	3,080
Other non-current assets	26,348	16,554

Total Assets	853,628	802,142

LIABILITIES
Current liabilities:
Advance from customers	1,470	1,493
Accounts payable	58,470	41,613
Deferred revenue	9,010	10,188
Consideration payable of acquiring an investee	4,176	9,616
Accrued expenses and other current liabilities	29,231	24,661
Tax payable	7,915	13,875
Short term borrowing	2,850	2,575
Convertible debt	—	172,500
Consideration received from shareholder	46,521	—

Total current liabilities	159,643	276,521

Non-current liabilities:
Derivative liability	7,205	—
Convertible debt	207,040	—
Deferred tax liabilities	3,976	6,979

Total Liabilities	377,864	283,500

MEZZANINE EQUITY
Total Mezzanine Equity	—	4,211

EQUITY
NQ Mobile Inc.’s shareholders’ equity	385,843	459,502
Non-controlling interest	89,921	54,929

Total equity	475,764	514,431

Total Liabilities, Mezzanine Equity and Equity	853,628	802,142

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	US$	US$	US$	US$	US$
Net Revenues
Mobile value added services	53,642	54,909	51,377	199,816	139,588
Advertising services	27,295	27,503	21,994	103,295	71,721
Enterprise mobility	13,616	8,503	52,127	39,197	190,030
Other services	166	187	1,977	742	5,352
Total net revenues	94,719	91,102	127,475	343,050	406,691

Cost of revenues*	(79,536)	(70,266)	(104,924)	(261,069)	(319,352)

Gross profit	15,183	20,836	22,551	81,981	87,339

Operating expenses:
Selling and marketing expenses*	(3,932)	(4,955)	(6,194)	(19,980)	(26,752)
General and administrative expenses*	(13,783)	(13,786)	(27,236)	(52,553)	(65,458)
Research and development expenses*	(6,788)	(5,432)	(7,803)	(22,359)	(29,020)
Impairment of goodwill and intangible assets*	(98,902)	—	—	(98,902)	—
Total operating expenses	(123,405)	(24,173)	(41,233)	(193,794)	(121,230)

Loss from operations	(108,222)	(3,337)	(18,682)	(111,813)	(33,891)

Interest expense	(6,100)	(1,743)	(1,460)	(11,017)	(4,662)
Foreign exchange gain/(loss), net	(241)	300	(585)	(12)	(1,693)
Realized (loss)/gain on disposal of a subsidiary	(2,963)	—	56,211	(2,963)	56,211
Investment income/(loss)	105	(156)	667	2,383	2,185
Impairment loss	(12,203)	—	(12,913)	(12,203)	(15,452)
FV change of derivative liability	(1,157)	—	—	(1,157)	—
Other income, net	707	820	1,931	2,736	6,028
(Loss)/Income before income taxes	(130,074)	(4,116)	25,169	(134,046)	8,726

Income tax benefit/(expense)	1,644	1,366	(6,075)	443	(9,243)

Net (loss)/income	(128,430)	(2,750)	19,094	(133,603)	(517)

Net loss/(income) attributable to the non-controlling interest	3,952	(6,272)	1,180	(7,219)	911

Net income attributable to the mezzanine classified non-controlling interest	—	—	(401)	—	(1,697)

Net (loss)/income attributable to NQ Mobile Inc.	(124,478)	(9,022)	19,873	(140,822)	(1,303)

Net (loss)/income	(128,430)	(2,750)	19,094	(133,603)	(517)
Other comprehensive loss: Foreign currency translation adjustment	(4,426)	(4,658)	(13,013)	(23,469)	(38,191)

Comprehensive (loss)/income	(132,856)	(7,408)	6,081	(157,072)	(38,708)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	US$	US$	US$	US$	US$
Comprehensive loss/(income) attributable to non-controlling interest	6,689	(5,765)	5,141	(2,650)	4,869
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	(401)	—	(1,697)
Comprehensive (loss)/income attributable to NQ Mobile Inc.	(126,167)	(13,173)	10,821	(159,722)	(35,536)

Net (loss)/earnings per Class A and Class B common share, basic	(0.2504)	(0.0182)	0.0421	(0.2857)	(0.0028)
Net (loss)/earnings per Class A and Class B common shares, Diluted	(0.2504)	(0.0182)	0.0413	(0.2857)	(0.0028)
Net (loss)/earnings per ADS, basic	(1.2520)	(0.0910)	0.2105	(1.4285)	(0.0140)
Net (loss)/earnings per ADS, Diluted	(1.2520)	(0.0910)	0.2065	(1.4285)	(0.0140)
Weighted average number of common shares outstanding:
Basic	497,129,411	495,837,463	472,008,418	492,939,265	466,691,632
Diluted	497,129,411	495,837,463	480,856,846	492,939,265	466,691,632
*Share-based compensation expenses included in:
Cost of revenues	(62)	(10)	17	(53)	164
Selling and marketing expenses	(39)	(33)	(79)	416	683
General and administrative expenses	369	3,424	4,509	12,350	16,077
Research and development expenses	(145)	(16)	(24)	(106)	(366)
Total	123	3,365	4,423	12,607	16,558

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(3,932)	(4,955)	(6,194)	(19,980)	(26,752)
Adjustment (a)	(39)	(33)	(79)	416	683
Non-GAAP selling and marketing expenses	(3,971)	(4,988)	(6,273)	(19,564)	(26,069)

General and administrative expenses under GAAP	(13,783)	(13,786)	(27,236)	(52,553)	(65,458)
Adjustment (a)	369	3,424	4,509	12,350	16,077
Adjustment (c)	558	571	596	2,295	3,111
Non-GAAP general and administrative expenses	(12,856)	(9,791)	(22,131)	(37,908)	(46,270)

Research and development expenses under GAAP	(6,788)	(5,432)	(7,803)	(22,359)	(29,020)
Adjustment (a)	(145)	(16)	(24)	(106)	(366)
Adjustment (c)	114	114	249	838	381
Non-GAAP research and development expenses	(6,819)	(5,334)	(7,578)	(21,627)	(29,005)

Loss from operations under GAAP	(108,222)	(3,337)	(18,682)	(111,813)	(33,891)
Adjustment (a)	123	3,365	4,423	12,607	16,558
Adjustment (c) Adjustment (d)	3,316 98,902	3,325 —	3,429 —	13,722 98,902	11,364 —
Non-GAAP (loss)/income from operations	(5,881)	3,353	(10,830)	13,418	(5,969)

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(124,478)	(9,022)	19,873	(140,822)	(1,303)
Adjustment (a)	123	3,365	4,423	12,607	16,558
Adjustment (b)	8,325	2,653	2,322	15,646	9,239
Adjustment (c)	3,316	3,325	3,429	13,722	11,364
Adjustment (d)	111,105	—	12,913	111,105	15,452
Adjustment (e)	(1,814)	(502)	(441)	(3,727)	(2,029)
Non-GAAP net (loss)/income attributable to NQ Mobile Inc.	(3,423)	(181)	42,519	8,531	49,281

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	99,425,882	99,167,493	94,401,684	98,587,853	93,338,326
Diluted	99,425,882	99,167,493	96,171,369	99,725,773	95,203,347
Non-GAAP (loss)/earnings per ADS, basic	(0.0344)	(0.0018)	0.4504	0.0865	0.5280
Non-GAAP (loss)/earnings per ADS, diluted	(0.0344)	(0.0018)	0.4421	0.0855	0.5176

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

(a)	Adjustment to exclude the share-based compensation expenses for each period

(b)	Adjustment to exclude the interest expenses related to convertible debt

(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions

(d)	Adjustment to exclude impairment loss from goodwill, intangible assets arising from acquisitions and investment

(e)	To adjust income tax provision related to item (c) and (d). Deferred tax liabilities was recognized along with intangible assets recognized related to acquisitions. The amortization and impairment of such intangible assets resulted in reversal of corresponding deferred tax liabilities that impact deferred income tax expense. Other non-GAAP to GAAP reconciling items have no income tax effect *

*	The reconciliation items (a) and (b) were recorded in entities in tax free jurisdictions hence no income tax implications.